Item 1




                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Month                           November-00
Payment Date                    15th of each month
Convention                      Modified Following Business Day
Current Payment Date            15-Nov-00
Current Calculation Date        9-Nov-00
Previous Payment Date           16-Oct-00
Previous Calculation Date       10-Oct-00

------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

------------------------------------------------------------------------------------------------
                                     Prior         Deposits      Withdrawals      Balance on
                                    Balance                                    Calculation Date
                                   10-Oct-00                                       9-Nov-00
------------------------------------------------------------------------------------------------
Expense Account                    5,820,638.79    2,089,369.15  (7,835,830.70)       74,177.24
Collection Account               107,852,954.85   16,695,158.99 (23,136,345.85)  101,411,767.99
Aircraft Purchase Account        225,963,806.67    1,056,120.53 (70,237,510.00)  156,782,417.20

 - Liquidity Reserve cash balance 84,716,609.00                              -    85,846,609.00
------------------------------------------------------------------------------------------------
Total                            339,637,400.31   19,840,648.67 (101,209,686.55) 258,268,362.43
------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity

------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                     225,963,806.67
Interest Income                                                                    1,056,120.53
Aircraft Purchase Payments                                                       (70,237,510.00)
Economic Swap Payments                                                                        -
------------------------------------------------------------------------------------------------
Balance on current Calculation Date                                              156,782,417.20
------------------------------------------------------------------------------------------------

3. Analysis of Expenses Account Activity

------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                       5,820,638.79
Transfer from Collection Account on previous Payment Date                          2,069,353.06
Permitted Aircraft Accrual                                                                    -
Interim Transfer from Collection Account                                                      -
Transfers from Aircraft Purchase Account                                                      -
Interest Income                                                                       20,016.09
Balance on current Calculation Date
 - Payments on previous payment date                                              (1,016,951.53)
 - Interim payments                                                                           -
 - Other                                                                          (6,818,879.17)
------------------------------------------------------------------------------------------------
Balance on current Calculation Date                                                   74,177.24
------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                     107,852,954.85
Collections during period                                                         16,695,158.99
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                        (1,886,948.87)
 - Permitted Aircraft Modifications                                                           -
Net Swap payments on previous Payment Date                                          (182,404.19)
Aggregate Note Payments on previous Payment Date                                 (21,066,992.79)
------------------------------------------------------------------------------------------------
Balance on current Calculation Date                                              101,411,767.99
------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                  65,000,000.00
Cash Held
 - Security Deposits                                                              20,846,609.00
                                                                               -----------------
 Liquidity Reserve Amount                                                         85,846,609.00
                                                                               -----------------
------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                   15-Nov-00
Current Calculation Date               9-Nov-00
Previous Payment Date                  16-Oct-00
Previous Calculation Date              10-Oct-00

----------------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                        101,485,945.23
Liquidity Reserve Amount                                                                         (85,846,609.00)
                                                                                              ------------------
Available Collections                                                                             15,639,336.23
                                                                                              ==================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                         4,427,355.53
(II) a)      Class A Interest but excluding Step-up                                                5,738,929.70
     b)      Swap Payments other than subordinated swap payments                                     175,554.58
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                    30,000,000.00
(iv)         Class A Minimum principal payment                                                                -
(v)          Class B Interest                                                                        959,050.84
(vi)         Class B Minimum principal payment                                                       245,404.48
(vii)        Class C Interest                                                                      1,136,055.04
(viii)       Class C Minimum principal payment                                                                -
(ix)         Class D Interest                                                                        673,879.31
(x)          Class D Minimum principal payment                                                                -
(xi)         Second collection account top-up                                                     55,846,609.00
(xii)        Class A Scheduled principal                                                                      -
(xiii)       Class B Scheduled principal                                                             615,489.44
(xiv)        Class C Scheduled principal                                                              82,078.56
(xv)         Class D Scheduled principal                                                                      -
(xvi)        Permitted accruals for Modifications
(xvii)       Step-up interest                                                                                 -
(xviii)      Class A Supplemental principal                                                        1,585,538.76
(xix)        Class E Primary Interest                                                                         -
(xx)         Class B Supplemental principal                                                                   -
(xxi)        Class A Outstanding Principal                                                                    -
(xxii)       Class B Outstanding Principal                                                                    -
(xxiii)      Class C Outstanding Principal                                                                    -
(xxiv)       Class D Outstanding Principal                                                                    -
(xxv)        Subordinated Swap payments                                                                       -
                                                                                              ------------------
             Total Payments with respect to Payment Date                                         101,485,945.23
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         85,846,609.00
                                                                                              ------------------
                                                                                                  15,639,336.23
                                                                                              ==================

----------------------------------------------------------------------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                 15-Nov-00
Current Calculation Date             9-Nov-00
Previous Payment Date                16-Oct-00
Previous Calculation Date            10-Oct-00

------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

------------------------------------------------------------------------------------------------
                                       Subclass      Subclass       Subclass         Total
Floating Rate Notes                       A-2           A-3            A-4          Class A
------------------------------------------------------------------------------------------------
Applicable LIBOR                        6.62000%        6.62000%        6.62000%
Applicable Margin                        0.3200%         0.4600%         0.5200%
Applicable Interest Rate                6.94000%        7.08000%        7.14000%
Day Count                                Act/360         Act/360         Act/360
Actual Number of Days                         30              30              30
Interest Amount Payable             1,105,325.05    3,333,500.00    1,300,104.65
Step-up Interest Amount Payable           NA              NA             NA
------------------------------------------------------------------------------------------------
Total Interest Paid                 1,105,325.05    3,333,500.00    1,300,104.65    5,738,929.70
------------------------------------------------------------------------------------------------

Expected Final Payment Date            15-Dec-05     15-Jun-02       15-May-11
Excess Amortisation Date               17-Aug-98     15-Feb-06       15-Aug-00
------------------------------------------------------------------------------------------------
Original Balance                  290,000,000.00  565,000,000.00  235,000,000.00
Opening Outstanding Principal
  Balance                         191,122,486.24  565,000,000.00  218,504,983.31  974,627,469.55
------------------------------------------------------------------------------------------------
Extended Pool Factors                     78.20%         100.00%         100.00%
Pool Factors                              70.10%         100.00%          93.95%
------------------------------------------------------------------------------------------------
Minimum Principal Payment                      -               -               -               -
Scheduled Principal Payment                    -               -               -               -
Supplemental Principal Payment        739,774.87               -      845,763.89    1,585,538.76
------------------------------------------------------------------------------------------------
Total Principal Distribution Amount   739,774.87               -      845,763.89    1,585,538.76
------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                -
- amount allocable to premium
------------------------------------------------------------------------------------------------
Closing Outstanding Principal
  Balance                         190,382,711.37  565,000,000.00  217,659,219.42  973,041,930.79
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
                                       Subclass     Subclass        Total          Subclass        Subclass        Total
Floating Rate Notes                      B-1           B-2         Class B            C-1             C-2         Class C
------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                         6.62000%       6.62000%                       6.62000%       6.62000%
Applicable Margin                         0.6000%        1.0500%                        1.3500%        2.0500%
Applicable Interest Rate                 7.22000%       7.67000%                       7.97000%       8.67000%
Day Count                                 Act/360        Act/360                        Act/360        Act/360
Actual Number of Days                          30             30                             30             30
Interest Amount Payable                449,012.59     510,038.24                     558,186.19     577,868.84
Step-up Interest Amount Payable            NA             NA                            NA             NA
------------------------------------------------------------------------------------------------------------------------------
Total Interest Paid                    449,012.59     510,038.24      959,050.84     558,186.19     577,868.84    1,136,055.04
------------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date           15-Jul-13      15-Jul-08                        15-Jul-13      15-Jun-08
Excess Amortisation Date              17-Aug-98      15-Aug-00                        17-Aug-98      15-Aug-00
------------------------------------------------------------------------------------------------------------------------------
Original Balance                    85,000,000.00  80,000,000.00                  85,000,000.00  80,000,000.00
Opening Outstanding Principal
  Balance                           74,628,131.66  79,797,378.55  154,425,510.21  84,043,090.60  79,981,846.82  164,024,937.42
------------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                      94.33%        100.00%                         99.98%        100.00%
Pool Factors                               89.17%         99.93%                         98.59%         99.89%
------------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment              118,594.90     126,809.58     245,404.48               -              -               -
Scheduled Principal Payment            297,443.26     318,046.18     615,489.44       63,670.60      18,407.96       82,078.56
Supplemental Principal Payment                  -              -              -               -              -               -
------------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount    416,038.16     444,855.76     860,893.92       63,670.60      18,407.96       82,078.56
------------------------------------------------------------------------------------------------------------------------------
Redemption Amount                                                                             -              -
- amount allocable to principal                                                               -              -
- amount allocable to premium                                                                 -              -
------------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal
  Balance                           74,212,093.50  79,352,522.79  153,564,616.29  83,979,420.00  79,963,438.86  163,942,858.86
------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------
Fixed Rate Notes                          D-2
---------------------------------------------------
Applicable Interest Rate                   8.50000%
Day count                                  30 / 360
Number of Days                                   30
Interest Amount Payable                  673,879.31
---------------------------------------------------
Total Interest Paid                      673,879.31
---------------------------------------------------
Expected Final Payment Date               15-Mar-14
Excess Amortisation Date                  15-Jul-10
---------------------------------------------------
Original Balance                     100,000,000.00
Opening Outstanding Principal Balance 95,135,903.00
---------------------------------------------------
Extended Pool Factors                       100.00%
Expected Pool Factors                       100.00%
---------------------------------------------------
Extended Amount                                   -
Expected Pool Factor Amount                       -
Surplus Amortisation
---------------------------------------------------
Total Principal Distribution Amount               -
---------------------------------------------------
Redemption Amount                                 -
- amount allocable to principal                   -
                                     --------------
- amount allocable to premium                     -
---------------------------------------------------
Closing Outstanding Principal Balance 95,135,903.00
---------------------------------------------------

                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                      15-Nov-00
Current Calculation Date                   9-Nov-00
Previous Payment Date                     16-Oct-00
Previous Calculation Date                 10-Oct-00

---------------------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period          15-Nov-00
End of Interest Accrual Period            15-Nov-00
Reference Date                             9-Nov-00

---------------------------------------------------------------------------------------------------------------------------
                                            A-2         A-3         A-4        B-1         B-2         C-1         C-2
---------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                           6.62000%    6.62000%    6.62000%   6.62000%    6.62000%     6.62000%   6.62000%
Applicable Margin                           0.3200%     0.4600%     0.5200%    0.6000%     1.0500%      1.3500%    2.0500%
Applicable Interest Rate                    6.9400%     7.0800%     7.1400%    7.2200%     7.6700%      7.9700%    8.6700%
---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------
Fixed Rate Notes                            D-1
----------------------------------------------------
Actual Pool Factor                          100.00%
----------------------------------------------------

----------------------------------------------------------------------------

7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes

---------------------------------------------------------------------------------------------------------------------------
(a) Floating Rate Notes                     A-2         A-3         A-4        B-1         B-2         C-1         C-2
---------------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal Balance    191,122.49  565,000.00  218,504.98  74,628.13   79,797.38    84,043.09  79,981.85
Total Principal Payments                     739.77           -      845.76     416.04      444.86        63.67      18.41
Closing Outstanding Principal Balance    190,382.71  565,000.00  217,659.22  74,212.09   79,352.52    83,979.42  79,963.44

Total Interest                             1,105.33    3,333.50    1,300.10     449.01      510.04       558.19     577.87
Total Premium                               0.0000%     0.0000%     0.0000%    0.0000%     0.0000%      0.0000%    0.0000%
---------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------
(b) Fixed Rate Notes                        D-2
----------------------------------------------------
Opening Outstanding Principal Balance     95,135.90
Total Principal Payments                          -
Closing Outstanding Principal Balance     95,135.90

Total Interest                               673.88
Total Premium                                     -
----------------------------------------------------

                    AerCo Limited - Cumulative Cash Performance to date - July 17, 2000 to November 15, 2000

                                                                                All amounts in millions    Dollar amounts expressed
                                                                                of US dollars unless       as a percentage 2000 Base
                                                                                otherwise stated           Case Lease Rentals
--------------------------------------------------------------------------------------------------------   -------------------------
                                                                                   Cumulative to Date        Cumulative to Date
                                              Jul 17  Jul 17 -  Oct-15  Nov-15            Base                      Base
                                               2000   Sept 15    2000    2000   Actual    Case  Variance   Actual   Case   Variance
--------------------------------------------------------------------------------------------------------   -------------------------
                  CASH COLLECTIONS
 [1]              Lease Rentals                           30.6    19.3    14.6    64.5    62.4       2.1    103.4%  100.0%    3.4%
 [2]              - Renegotiated Leases                      -       -       -       -       -         -      0.0%    0.0%    0.0%
 [3]              - Rental Resets                            -       -       -       -       -         -      0.0%    0.0%    0.0%
                                                       -------------------------------------------------    ------------------------
 [4] S [1]..[3]   Contracted Lease Rentals                30.6    19.3    14.6    64.5    62.4       2.1    103.4%  100.0%    3.4%
 [5]              Movement in Current Arrears
                    Balance                               (1.9)    0.5    (1.2)   (2.6)      -      (2.6)    -4.2%    0.0%   -4.2%
                  less Net Stress-related Costs
 [6]              - Bad Debts                                -                       -    (0.6)      0.6      0.0%   -1.0%    1.0%
 [7]              - Security Deposits Drawn Down             -       -       -       -                 -      0.0%    0.0%    0.0%
 [8]              - Restructured Arrears                   0.3     0.1       -     0.4     1.3      (0.9)     0.6%    2.1%   -1.4%
 [9]              - AOG                                      -       -       -       -                 -      0.0%    0.0%    0.0%
[10]              - Other Leasing Income                     -       -       -       -    (2.6)      2.6      0.0%   -4.2%    4.2%
[11]              - Repossession Costs                       -       -       -       -    (0.5)      0.5      0.0%   -0.8%    0.8%
                                                       -------------------------------------------------    ------------------------
[12] S [6]..[11]  sub-total                                0.3     0.1       -     0.4    (2.4)      2.8      0.6%   -3.8%    4.5%
[13] [4]+[5]+[12] Net Lease Rentals                       29.0    19.9    13.4    62.3    60.0       2.3     99.8%   96.2%    3.7%
[14]              Interest Earned                          0.7     0.6     0.5     1.8     1.1       0.7      2.9%    1.8%    1.1%
[15]              Drawings from Expense Account                            1.0     1.0       -       1.0      1.6%    0.0%    1.6%
                  Maintenance Receipts                     3.2     1.9     1.3     6.4       -       6.4     10.3%    0.0%   10.3%
                  Maintenance Payments                    (0.7)      -    (0.8)   (1.5)      -      (1.5)    -2.4%    0.0%   -2.4%
                                                       -------------------------------------------------    ------------------------
[15]              Net Maintenance                          2.5     1.9     0.5     4.9       -       4.9      7.9%    0.0%    7.9%
[16] S [13]..[15] Total Cash Collections                  32.2    22.4    15.4    70.0    62.1       7.9    112.2%   99.5%   12.7%
--------------------------------------------------------------------------------------------------------    ------------------------

                  CASH EXPENSES
                  Aircraft Operating Expenses
[17]              - Insurance                                -       -    (0.1)   (0.1)                      -0.2%    0.0%    0.0%
[18]              - Re-leasing and other
                      overheads                           (0.1)   (0.5)   (4.0)   (4.6)   (1.3)     (3.3)    -7.4%   -2.1%   -5.3%
                                                       -------------------------------------------------    ------------------------
[19] [17]+[18]    subtotal                                (0.1)   (0.5)   (4.1)   (4.7)   (1.3)     (3.4)    -7.5%   -2.1%   -5.3%

                  SG&A Expenses
[20]              Aircraft Servicer Fees
                  - Retainer Fee                          (0.3)   (0.1)   (0.5)   (0.9)   (0.6)     (0.3)    -1.4%   -1.0%   -0.4%
                  - Rent Collected Fee                    (0.3)   (0.2)   (0.3)   (0.8)   (0.7)     (0.1)    -1.3%   -1.1%   -0.2%
                  - Previous Servicer Fees                (1.8)      -       -    (1.8)             (1.8)    -2.9%    0.0%   -2.9%
                                                       -------------------------------------------------    ------------------------
[21]              sub-total                               (2.4)   (0.3)   (0.8)   (3.5)   (1.3)     (2.2)    -5.6%   -2.1%   -3.5%
[22]              Other Servicer Fees                     (0.5)   (1.6)   (1.8)   (3.9)   (2.8)     (1.1)    -6.3%   -4.5%   -1.8%
                                                       -------------------------------------------------    ------------------------
[23] [21]+[22]    subtotal                                (2.9)   (1.9)   (2.6)   (7.4)   (4.1)     (3.3)
[24] [20]+[23]    Total Cash Expenses                     (3.0)   (2.4)   (6.7)  (12.1)   (5.4)     (6.7)   -19.4%   -8.7%  -10.7%
--------------------------------------------------------------------------------------------------------    ------------------------

                  NET CASH COLLECTIONS
[25] [17]         Total Cash Collections                  32.2    22.4    15.4    70.0    62.1       7.9    112.2%   99.5%   12.7%
[26] [24]         Total Cash Expenses                     (3.0)   (2.4)   (6.7)  (12.1)   (5.4)     (6.7)   -19.4%   -8.7%  -10.7%
[27]              Movement in Expense Account              2.8     1.0     2.4     6.2       -       6.2      9.9%    0.0%    9.9%
[28]              Interest Payments                      (18.2)  (11.1)   (8.5)  (37.8)  (35.6)     (2.2)   -60.6%  -57.1%   -3.5%
[29]              Swap Payments                            0.5     0.1     0.1     0.7     0.9      (0.2)     1.1%    1.4%   -0.3%
[30]              Exceptional Items                          -       -       -       -                 -      0.0%    0.0%    0.0%
                                                       -------------------------------------------------    ------------------------
[31] S [25]..[30] TOTAL                                   14.3    10.0     2.7    27.0    22.0       5.0     43.2%   35.3%    8.0%
                                                       =================================================    ========================
                                                                                     -
------------------------------------------------------------------------------------------------------------------------------------
[32]              PRINCIPAL PAYMENTS                                                 -
                  subclass A                              14.2     9.5     1.6    25.3    20.4       4.9     40.5%   32.7%    7.9%
                  subclass B                                 -     0.4     1.0     1.4     1.3       0.1      2.2%    2.1%    0.2%
                  subclass C                               0.1     0.1     0.1     0.3     0.3         -      0.5%    0.5%    0.0%
                  subclass D                                 -       -       -       -       -         -      0.0%    0.0%    0.0%
                                                       -------------------------------------------------    ------------------------
                  Total                                   14.3    10.0     2.7    27.0    22.0       5.0     43.3%   35.3%    8.0%
                                                       =================================================    ========================
--------------------------------------------------------------------------------------------------------    ------------------------
                  Debt Balances
                  subclass A                  998.4      984.2   988.9   987.3   973.1   978.0      (4.9)
                  subclass B                  154.8      154.8   154.4   153.4   153.4   153.5      (0.1)
                  subclass C                  164.1      164.0   164.0   164.0   163.8   163.8         -
                  subclass D                  100.0      100.0   100.0   100.0   100.0   100.0         -
                                            ------------------------------------------------------------
                  TOTAL                     1,417.3    1,403.0 1,407.3 1,404.7 1,390.3 1,395.3      (5.0)
                                            ============================================================
--------------------------------------------------------------------------------------------------------


                                                          AerCo Limited

------------------------------------------------------------------------------------------------------------------------------------
Note:             Report Line Name                     Description
------------------------------------------------------------------------------------------------------------------------------------
                  CASH COLLECTIONS
 [1]              Lease Rentals                        Assumptions per the July 2000 Prospectus
 [2]              - Renegotiated Leases                Change in contracted rental cash flow caused by a renegotiated lease
 [3]              - Rental Resets                      Re-leasing events where new lease rate deviated from the 2000 Base Case
 [4] S [1]..[3]   Contracted Lease Rentals             Current Contracted Lease Rentals due as at the latest Calculation Date

 [5]              Movement in Current Arrears Balance  Current contracted lease rentals not received as at the latest Calculation
                                                       Date, excluding Bad debts

                  less Net Stress related Costs
 [6]              - Bad debts                          Arrears owed by former lessees and deemed irrecoverable.
 [7]              - Restructured arrears               Current arrears that have been capitalised and restructured as a Note
                                                       Payable.
 [8]              - Security deposits drawn down       Security deposits received following a lesse default
 [9]              - AOG                                Lost of rental due to an aircraft being off-lease and non-revenue earning
[10]              - Other Leasing Income               Includes lease termination payments, rental guarantees and late payments charges
[11]              - Repossession                       Legal and technical costs incurred in repossessing aircraft.
[12] S [6]..[11]  [sub-total

[13] [4]+[5]+[12] Net Lease Rentals                    Contracted Lease Rentals less Movement in Current Arrears Balance and Net
                                                       Stress related costs

[14]              Interest Earned                      Interest earned on monthly cash balances
[15]              Net Maintenance                      Maintenance Revenue Reserve received less and reimbursements to lessees.
[16] S [13]..[15] Total Cash Collections               Net Lease Rentals + Interest Earned + Net Maintenance
------------------------------------------------------------------------------------------------------------------------------------
                  CASH EXPENSES
                  Aircraft Operating Expenses          All operational costs related to the leasing of aircraft.
[17]              - Insurance                          Premium for contingent insurance policies
[18]              - Re-leasing and other               Costs associated transferring an aircraft from one lessee to another
[19] [17]+[18]    subtotal

                  SG&A Expenses
[20]              Aircraft Servicer Fees               Monthly and annual fees paid to Aircraft Servicer
                  - Base Fee                           Fixed amount per month per aircraft
                  - Rent Contracted Fee                1.00% of rental contracted for the month
                  - Rent Collected Fee                 1.25% of rental received for the month
                  - Previous Servicer Fees             Fees paid to the previous Servicer of AerFi
[21] [20]         subtotal
[22]              Other Servicer Fees                  Administrative Agent, trustee and professional fees paid to other service providers.
[23] [21]+[22]    subtotal

[24] [19]+[23]    Total Cash Expenses                  Aircraft Operating Expenses + SG&A Expenses
------------------------------------------------------------------------------------------------------------------------------------
                  NET CASH COLLECTIONS
[25] [16]         Total Cash Collections               line 16 above
[26] [24]         Total Cash Expenses                  line 24 above
[27]              Movement in Expense Account          Movement in Expense Account
[28]              Interest Payments                    Interest paid on all outstanding debt
[29]              Swap payments                        Net swap payments (paid) /received
[30]              Proceeds from Aircraft Sales         Proceeds, net of fees and expenses, from the sale of aircraft
[31] S [25]..[30] Exceptional Items                    Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                  TOTAL
------------------------------------------------------------------------------------------------------------------------------------

                                                     AerCo Limited
--------------------------------------------------------------------------------------------------------------------------
          Coverage Ratios                                                           2000
                                Closing                     Actual                 Base Case
--------------------------------------------------------------------------------------------------------------------------
          Net Cash Collections                                  70.0                 62.1
          Add Back Interest                                     37.8                 35.6
          Add Back Swap Payments                         -       0.7           -      0.9
a         Net Cash Collections                                 107.1                 96.8

b         Swaps                                          -       0.7           -      0.9
c         Class A Interest                                      23.4                 23.4
d         Class A Minimum                                          -                    -
e         Class B Interest                                       3.9                  3.9
f         Class B Minimum                                        0.2                  0.2
g         Class C Interest                                       4.5                  4.5
h         Class C Minimum                                          -                    -
I         Class D Interest                                       2.8                  2.8
j         Class D Minimum                                          -                    -
k         Class A Scheduled                                        -                    -
l         Class B Scheduled                                      1.0                  1.1
m         Class C Scheduled                                      0.3                  0.3
n         Class D Scheduled                                        -                    -
o         Permited Aircraft Modifications                                               -
p         Class A Supplemental                                  25.3                 20.4
                                                         -----------------------------------------
          Total                                                 60.7                 55.7
                                                         -----------------------------------------

   [1]    Interest Coverage Ratio
          Class A                                               4.72                 4.30  = a / (b+c)
          Class B                                               4.03                 3.67  = a / (b+c+d+e)
          Class C                                               3.42                 3.11  = a / (b+c+d+e+f+g)
          Class D                                               3.14                 2.86  = a / (b+c+d+e+f+g+h+i)

   [2]    Debt Coverage Ratio
          Class A                                               3.05                 2.77  = a / (b+c+d+e+f+g+h+i+j+k)
          Class B                                               3.05                 2.77  = a / (b+c+d+e+f+g+h+i+j+k+l)
          Class C                                               3.05                 2.77  = a / (b+c+d+e+f+g+h+i+j+k+l+m)
          Class D                                               3.05                 2.77  = a / (b+c+d+e+f+g+h+i+j+k+l+m+n)

          Loan-to-Value Ratios

                              --------------------------------------------------------------------
                                    2000 Base Case           Actual           2000 Base Case
                                      15-Jul-00            15-Nov-00            15-Nov-00
                              --------------------------------------------------------------------
   [3]    Assumed Portfolio Value     1,566.7                   1,538.7              1,538.7

          Liquidity Reserve Amount
          Cash                           65.0                      65.0                 65.0
            - Accrued Expenses            5.0                       5.0                  5.0
            - Security Deposits          22.4                      20.8                 22.4
                                 -------------              ------------         ------------
          subtotal cash                  92.4                      90.8                 92.4
           Letters of Credit                -                         -                    -
                                 -------------              ------------         ------------
          Total Liquidity Reserve        92.4                      90.8                 92.4

   [4]    Total Asset Value           1,659.1                   1,629.5              1,631.1

          Note Balance
          Class A                       998.4         60.2%       973.1    59.7%       978.0   60.0%
          Class B                       154.8         69.5%       153.4    69.1%       153.5   69.4%
          Class C                       164.1         79.4%       163.8    79.2%       163.8   79.4%
          Class D                       100.0         85.4%       100.0    85.3%       100.0   85.5%
                                 -------------              ------------         ------------
          Total                       1,417.3                   1,390.3              1,395.3
--------------------------------------------------------------------------------------------------------------------------

[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity Reserve Amount

                                 AerCo Limited

The attached document is identical to that filed by AerCo as a Form 6-K on November 14,2000, except for three pages of additional information which are included in this filing for Noteolders information, namely Cumulative Cash Performance to date - July 17, 2000 to November 15, 2000 (2 pages) and Coverage Ratios.